UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 14, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK PRE-ANNOUNCES RECORD Q3 REVENUES

ABOVE GUIDANCE; PROVIDES RECORD Q4 GUIDANCE

AND INITIAL REVENUE OUTLOOK FOR 2027

Q3 revenues expected to be $160-161 million; 2026 revenue guidance at approximately $595 million and 2027 initial revenue outlook at over $800 million

MIGDAL HAEMEK, Israel – October 14, 2026 – Camtek Ltd (NASDAQ: CAMT; TASE: CAMT), in advance of its upcoming investor and analyst breakfast, announced today that its revenue for the third quarter ended September 30, 2026, is expected to be slightly above the previously issued guidance range and also introduced its revenue guidance for full year 2026 and an initial outlook for year 2027.

Camtek expects revenue for the third quarter of 2026 to be $160-161 million, representing a year-over-year increase of 27%.

The company also provided its initial guidance for the fourth quarter of 2026 of approximately $180 million, up 40% year-over-year, which will bring the full year 2026 revenues to approximately $595 million.

Since the beginning of the year, the Company has received orders of over $800 million, with deliveries scheduled throughout 2026 and into 2027. Given this strong order momentum and visibility, Camtek management provided its initial revenue outlook for 2027 at over $800 million, representing estimated growth of more than 35% over 2026.

The third quarter revenue figures are preliminary and are subject to the completion of the Company’s quarter-end closing procedures. Full financial results for the third quarter of 2026 will be reported with the Company’s quarterly results announcement expected in early November.

Rafi Amit, Camtek’s CEO commented, “I’m excited about the all-time record revenue levels. The exceptional order intake we have experienced this year, driven by the very strong demand for advanced packaging for AI applications, has enabled us to build a strong backlog and pipeline, giving us visibility for 2027. We expect the growth will continue to be driven by our next-generation products, led by the Hawk and the Eagle G5, as we ramp quickly with customers who continue to expand capacity to meet market demand. We look forward to discussing our growth strategy and our updated longer-term financial model with our investors and analysts at our upcoming investor and analyst breakfast event in San Francisco.”

Camtek’s management will discuss this outlook, together with the Company’s growth strategy, technology roadmap and updated longer-term financial model, at its Investor & Analyst Breakfast Presentation at SEMICON West today, October 14, 2026.

A webcast of the event will be available via the following link, starting at approximately at 7:20 AM Pacific Time:

https://event.summitcast.com/view/5d7e4doR58GH862Ss7d5Tu/guest_book?session_id=NNvKTQbv9qmyZSQhkTFLJc

For the event presentation and more information about Camtek Ltd. and its advanced inspection and metrology solutions, please visit www.camtek.com.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, risks related to the war situation in Israel, and the escalation of hostilities in the Middle East; the impact of disruptions to global shipment and supply chain, including but not limited to increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2026 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.